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                          BAY VIEW CAPITAL CORPORATION

                                 March 30, 2006

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:  Bay View Capital Corporation
       File No. 333-130438
       Registration Statement on Form S-4
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Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, Bay View Capital Corporation (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-4 (File No. 333-130438) be accelerated to noon on Friday, March 31, 2006, or as soon thereafter as practicable. The Company hereby acknowledges that:

     - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Sincerely,

                                BAY VIEW CAPITAL CORPORATION


                                By: /s/ Charles G. Cooper
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                                    Charles G. Cooper,
                                    President and Chief Executive Officer